Filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934

Filing Person: Safehold Inc.

Subject Company: Safehold Inc.

Commission File Number: 001-38122

Press Release

Safehold to Sell Ground Lease for $136 Million

Company to Record a Net Gain of Approximately $46 Million in the Fourth Quarter

NEW YORK, September 22, 2022

Safehold Inc. (NYSE: SAFE), the leader of the modern ground lease industry, announced that it has entered into an agreement to sell a ground lease in an East Coast market for $136 million. The transaction is expected to generate a net book gain for Safehold of approximately $46 million. After paying closing costs, establishing reserves and returning the original $77 million cost basis to Safehold, the remaining proceeds will be distributed approximately 83% to Safehold and approximately 17% to the minority Caret unitholders, comprised of management as well as private institutional and family office investors.

The sale is scheduled to close in the fourth quarter, subject to customary closing conditions.

About Safehold:

Safehold Inc. (NYSE: SAFE) is revolutionizing real estate ownership by providing a new and better way for owners to unlock the value of the land beneath their buildings. Having created the modern ground lease industry in 2017, Safehold continues to help owners of high quality multifamily, office, industrial, hospitality, life science and mixed-use properties generate higher returns with less risk. The Company, which is taxed as a real estate investment trust (REIT) and is managed by its largest shareholder, iStar Inc., seeks to deliver safe, growing income and long-term capital appreciation to its shareholders. Additional information on Safehold is available on its website at www.safeholdinc.com.

1114 Avenue of the Americas

New York, NY 10036
T 212.930.9400
investors@safeholdinc.com

Additional Information and Where You Can Find It

In connection with the announced proposed transactions between Safehold Inc. (“SAFE”) and iStar Inc. (“STAR”), STAR will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of STAR and SAFE and that also will constitute a prospectus for the shares of STAR Common Stock being issued to SAFE's stockholders in the proposed Merger.  In addition, SpinCo will file with the SEC a Form 10 registration statement that will register its common shares.  STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE and SpinCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement (when available) and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar Inc. 1114 Avenue of the Americas 39th Floor New York, NY 10036 Attention: Investor Relations	Safehold Inc. 1114 Avenue of the Americas 39th Floor New York, NY 10036 Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR's definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE's definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description will be included in the registration statement on Form S-4, the joint proxy statement/prospectus and the Form 10 registration statement.

Company Contacts:

Tim Doherty Executive Vice President Investments T 212.930.9433 E tdoherty@safeholdinc.com	Jason Fooks Senior Vice President Investor Relations & Marketing T 212.930.9400 E investors@safeholdinc.com